Issuer Free Writing Prospectus dated June 26, 2013
Filed Pursuant to Rule 433
Relating to the Preliminary Prospectus dated June 13, 2013 and
Registration Statement No. 333-187872

        This free writing prospectus relates only to the shares of common stock of HD Supply Holdings, Inc. (the "Company") described below and should be read together with the preliminary prospectus (the "Preliminary Prospectus"), subject to completion, dated June 13, 2013, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-187872) of the Company, relating to its initial public offering of common stock, which can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1573097/000104746913006932/a22155 80zs-1a.htm

        The following information supplements, updates and amends the information contained in the Preliminary Prospectus primarily to reflect (i) a decrease in our initial public offering price to $18.00 per share, (ii) changes to the use of proceeds of the offering and (iii) pro forma as adjusted financial data and our as adjusted capitalization, revised to reflect the impact of (i) and (ii) above. In the Preliminary Prospectus, we proposed to offer shares of our common stock at an estimated price range of between $22.00 and $25.00 per share. Unless the context indicates otherwise, as used in this free writing prospectus, the terms "we," "us" and "our" refer to HD Supply Holdings, Inc. Other defined terms used in this free writing prospectus are used in the manner described in the Preliminary Prospectus.

Initial public offering price:	$18.00 per share
Use of proceeds:

Assuming that the underwriters do not exercise their option to purchase additional shares, after deducting underwriting discounts and commissions in connection with this offering we expect to receive net proceeds of approximately $917 million. We expect to have estimated offering expenses payable by us of approximately $32 million. Assuming that the underwriters do not exercise their option to purchase additional shares, we intend to use the net proceeds from this offering to (i) redeem, repurchase or otherwise acquire or retire approximately $633 million of the outstanding January 2013 Senior Subordinated Notes and to pay accrued and unpaid interest thereon through the redemption date, (ii) redeem, repurchase or otherwise acquire or retire $185 million of the outstanding October 2012 Senior Notes and to pay accrued and unpaid interest thereon through the redemption date and (iii) pay related fees and expenses, including the payment to the Equity Sponsors of a transaction fee of approximately $10 million and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering.

Alternatively, if the underwriters exercise their option to purchase additional shares such that we receive sufficient net proceeds from the offering to permit us to redeem, repurchase or otherwise acquire or retire all $950 million of the outstanding January 2013 Senior Subordinated Notes, we intend to instead use the net proceeds from this offering, together with available cash if necessary, to (i) redeem, repurchase or otherwise acquire or retire all $950 million of the outstanding January 2013 Senior Subordinated Notes and to pay accrued and unpaid interest thereon through the redemption date and (ii) pay related fees and expenses, including the payment to the Equity Sponsors of a transaction fee of approximately $11 million and an aggregate fee to terminate the consulting agreements of approximately $18 million in connection with the consummation of this offering. We expect to use any remaining proceeds for general corporate purposes.

The following information reflects the application of the net proceeds assuming that the underwriters do not exercise their option to purchase additional shares, as described above.

Pro Forma As Adjusted Data

        The following table presents revised Pro forma as adjusted data and accompanying footnote disclosure for the periods presented:

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Pro forma as adjusted data(*):
Pro forma as adjusted Interest expense	$121	$486
Pro forma as adjusted net income (loss)	(64)	(298)
Pro forma as adjusted Adjusted net income (loss)(**)	22	87
Pro forma as adjusted Adjusted net income (loss) per share, basic(**)	$0.12	$0.47
Pro forma as adjusted Adjusted net income (loss) per share, diluted(**)	$0.12	$0.46
As adjusted Total debt, less current maturities	$5,802

(*)
The pro forma as adjusted data reflects (i) the sale by us of 53,191,489 shares of our common stock in this offering at the initial public offering price of $18.00 per share, (ii) the use of the net proceeds therefrom as described above (assuming no exercise of the underwriters' option to purchase additional shares) and (iii) the entry into an amendment to HDS's Senior ABL Facility as if such amendment occurred at the beginning of the applicable period. See "Description of Certain Indebtedness—Senior Credit Facilities" in the Preliminary Prospectus. The pro forma as adjusted data included herein reflects a decrease in pro forma interest expense of $90 million and $23 million for the fiscal year ended February 3, 2013 and the three months ended May 5, 2013, respectively, as a result of the repurchase, redemption, or acquisition or retirement of $633 million of the outstanding January 2013 Senior Subordinated Notes, the repurchase, redemption, or acquisition or retirement of $185 million of the outstanding October 2012 Senior Notes and the amendment of the Senior ABL Facility, as if such repurchases and amendment occurred at the beginning of the applicable period. The pro forma as adjusted data does not reflect certain one-time expenses that the Company expects to incur in connection with this offering, including (i) a transaction fee of approximately $10 million ($11 million if the underwriters exercise their option to purchase additional shares in full) and an aggregate fee to terminate the consulting agreements of approximately $18 million, in each case payable to the Equity Sponsors in accordance with the terms of the consulting agreements, (ii) an expected 3% premium payable in connection with the Company redeeming, repurchasing, or otherwise acquiring or retiring $633 million of the outstanding January 2013 Senior Subordinated Notes, (iii) an expected 11.5% premium payable in connection with the Company redeeming, repurchasing or otherwise acquiring or retiring $185 million of the outstanding October 2012 Senior Notes and (iv) certain advisory and service fees paid in connection with the offering.

The following table provides the adjustments to pro forma interest expense and cash interest expense for the fiscal year ended February 3, 2013, reflecting the adjustments described above as if they occurred at the beginning of the fiscal year ended February 3, 2013:

	Gross Principal	Interest Rate	Cash Interest Expense	Amortization of Deferred Financing Costs	Amortization of Original Issue Discounts/ Premiums	Total Pro Forma Interest Expense
Pro forma interest expense			$544	$30	$2	$576

Reduction in interest expense:
Senior ABL Facility(a)	$300	1.960%	(2)	—	—	(2)
October 2012 Senior Notes(b)	185	11.500	(21)	—	—	(21)
January 2013 Senior Subordinated Notes(b)	633	10.500	(66)	(1)	—	(67)
Pro forma as adjusted interest expense			$455	$29	$2	$486

(a)
Senior ABL Facility cash interest expense includes estimated letter of credit fees and unused commitment fees.

(b)
Gross principal for the October 2012 Senior Notes and January 2013 Senior Subordinated Notes reflects the aggregate principal amount we expect to redeem, repurchase or otherwise acquire or retire in connection with this offering.

The following table provides the adjustments to pro forma interest expense and cash interest expense for the three months ended May 5, 2013, reflecting the adjustments described above as if they occurred at the beginning of the three months ended May 5, 2013:

	Gross Principal	Interest Rate	Cash Interest Expense	Amortization of Deferred Financing Costs	Amortization of Original Issue Discounts/ Premiums	Total Pro Forma Interest Expense
Pro forma interest expense			$136	$7	$1	$144

Reduction in interest expense:
Senior ABL Facility(a)	$490	1.950%	(1)	—	—	(1)
October 2012 Senior Notes(b)	185	11.500	(5)	—		(5)
January 2013 Senior Subordinated Notes(b)	633	10.500	(17)	—	—	(17)

Pro forma as adjusted interest expense			$113	$7	$1	$121

(a)
Senior ABL Facility cash interest expense includes estimated letter of credit fees and unused commitment fees.

(b)
Gross principal for the October 2012 Senior Notes and January 2013 Senior Subordinated Notes reflects the aggregate principal amount we expect to redeem, repurchase or otherwise acquire or retire in connection with this offering.

  Pro Forma As Adjusted Net Income (Loss)

The following table shows the calculation of pro forma as adjusted net income (loss):

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Pro forma net income (loss)	$(87)	$(388)
Pro forma interest expense	144	576
Pro forma as adjusted interest expense	(121)	(486)

Pro forma as adjusted net income (loss)(a)	$(64)	$(298)

(a)
The adjustments in the table do not reflect a tax impact as the Company maintains a 100% valuation allowance on its net operating loss carryforwards.
(**)
Pro forma as adjusted Adjusted net income (loss) is defined as pro forma as adjusted net income (loss) less Income (loss) from discontinued operations, net of tax, further adjusted for certain non-cash items, net of tax. Pro forma as adjusted Adjusted net income (loss) is not a recognized term under GAAP and does not purport to be an alternative to pro forma as adjusted net income (loss).

The following table presents a reconciliation of pro forma as adjusted net income (loss) to pro forma as adjusted Adjusted net income (loss) for the periods presented:

	Three Months Ended May 5, 2013	Fiscal Year Ended February 3, 2013
Pro forma as adjusted net income (loss)	$(64)	$(298)
Less Income (loss) from discontinued operations, net of tax	—	20

Pro forma Income (loss) from continuing operations	(64)	(318)
Plus: pro forma as adjusted Interest expense	121	486
Less: pro forma as adjusted Cash interest expense	(113)	(455)
Plus: Provision (benefit) for income taxes	43	3
Less: Cash income taxes	(2)	(1)
Plus: Amortization of intangibles	34	243
Plus: Stock-based compensation, net of tax	3	16
Plus: Goodwill & other intangible asset impairment	—	113

Pro forma as adjusted Adjusted net income (loss)	$22	$87

Adjusted weighted average common shares outstanding (in thousands)	183,770	183,752
Effect of potentially dilutive stock options (in thousands)(a)	3,959	3,827
Adjusted weighted average common shares outstanding, diluted (in thousands)	187,729	187,579
Pro forma as adjusted Adjusted net income (loss) per share, basic	$0.12	$0.47

Pro forma as adjusted Adjusted net income (loss) per share, diluted	$0.12	$0.46

(a)
The calculation of dilution for potentially dilutive stock options utilizes a fair value of $18.00 per share. As of May 5, 2013 and February 3, 2013, 11.4 million options and 11.5 million options, respectively, were excluded from this calculation as to include them would have been anti-dilutive.

Capitalization

        The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of May 5, 2013:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to (i) the sale by us of 53,191,489 shares of our common stock in this offering at the initial public offering price of $18.00 per share and (ii) the use of the net proceeds therefrom as described above (assuming no exercise of the underwriters' option to purchase additional shares).

        You should read this table in conjunction with the sections of the Preliminary Prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Certain Indebtedness" and our consolidated financial statements and related notes included in the Preliminary Prospectus.

	As of May 5, 2013
	Actual	As Adjusted
	(Dollars in millions, except share and per share amounts)
Cash and cash equivalents	$88	$89

Debt:
Senior ABL Facility	$490	$490
Senior Term Facility, net of amortized discount of $22 million as of May 5, 2013	970	970
First Priority Notes, including unamortized premium of $20 million as of May 5, 2013	1,270	1,270
Second Priority Notes	675	675
October 2012 Senior Unsecured Notes	1,000	815
February 2013 Senior Unsecured Notes	1,275	1,275
January 2013 Senior Subordinated Notes	950	317

Total Long Term Debt (including current portion)	$6,630	$5,812

Stockholders' equity (deficit):
Common stock, par value $0.01 per share, 1,000,000,000 shares authorized: (i) Actual: 130,584,166 shares issued and 130,578,666 shares outstanding and (ii) As adjusted: 183,775,655 shares issued and 183,770,155 shares outstanding	$1	$2
Preferred stock, par value $0.01 per share, 100,000,000 shares authorized; no shares issued and outstanding, Actual and As Adjusted	—	—
Additional paid-in capital	2,698	3,582
Accumulated deficit	(4,416)	(4,470)
Accumulated other comprehensive loss	(3)	(3)

Total stockholders' equity (deficit)	$(1,720)	$(889)

Total capitalization	$4,910	$4,923

        The share information as of May 5, 2013 shown in the table above excludes:

  •
  approximately 14.7 million shares of common stock issuable upon exercise of options outstanding as of May 5, 2013 at a weighted average exercise price of $12.97 per share; and

  •
  14.5 million shares of common stock reserved for future issuance under our omnibus incentive plan and our employee stock purchase plan.

        Where similar language or information to that set forth in the preceding pages appears in other sections of the Preliminary Prospectus, corresponding amendments or updates to that language or information shall be made as set forth above.

        The issuer has filed a registration statement including a prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling BofA Merrill Lynch at 1-866-500-5408, Barclays Capital Inc. at 1-888-603-5847, J.P. Morgan Securities LLC at 1-866-803-9204, or Credit Suisse Securities (USA) LLC at 1-800-221-1037.